SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST
December 9, 2020 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	NEW YORK, NY 10001 _________ TEL: (212) 735-3000 FAX: (212) 735-2000 WWW.SKADDEN.COM

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Attn:

Jessica Livingston

Susan Block

Marc Thomas

Hugh West

Division of Corporation Finance

Re:	Social Capital Hedosophia Holdings Corp. III
Amendment No. 1 to Registration Statement on Form S-4
Filed November 20, 2020
File No. 333-249558

Ladies and Gentlemen:

On behalf of our client, Social Capital Hedosophia Holdings Corp. III (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 7, 2020 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on November 20, 2020. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 to the Registration Statement.

U.S. Federal Income Tax Considerations, page 205

1.	We note your response to our prior comment 15. Please revise to remove the reference to the tax discussion as a “summary.”

December 9, 2020

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 205 of Amendment No. 2 to the Registration Statement.

Unaudited Pro Forma Combined Condensed Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 5. Shares of Clover Common Stock, page 223

2.

We note your response and revised disclosure related to our prior comment 17. Please revise to show how you computed the Fully Diluted Company Common Share amounts under both Scenario I and Scenario 2 (i.e., 169,390,077 and 169,367,461, respectively).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 223 of Amendment No. 2 to the Registration Statement.

Part II. Item 21. Exhibits and Financial Statements Schedules.

Exhibit 8.1, page II-1

3.

Please have tax counsel revise to clarify, if true, that the representations relied upon for their opinion are factual or advise. Please also have tax counsel revise to eliminate the limitation on reliance that the opinion is being furnished to the board “solely” for its benefit, as shareholders may rely on the opinion. Refer to Item 601(b)(4) of Regulation S-K and to Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the tax opinion included in Exhibit 8.1 of Amendment No. 2 to the Registration Statement.

General

4.	Please file your form of proxy card with the next amendment.

Response: In response to the Staff’s comment, the Company has filed its form of proxy card as Exhibit 99.1 of Amendment No. 2 to the Registration Statement.

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December 9, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours, /s/ Howard Ellin
Howard Ellin

cc:	Chamath Palihaptiya
Social Capital Hedsophia Holdings Corp. III

cc:	Vivek Garipalli
Clover Health Investments, Corp.

cc:	Gia Lee
Clover Health Investments, Corp.

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Stephen Thau
Orrick, Herrington & Sutcliffe LLP

cc:	William L. Hughes
Orrick, Herrington & Sutcliffe LLP